
RECEIVED
MAR 01 2002
352



02004783

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-47798~~ 8-53363

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Equitec Proprietary Markets, LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 W. Jackson, 20th Floor
(No. and Street)

Chicago	IL	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Fred Goldman **312-692-5000**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

233 S. Wacker Drive	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- x Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 04 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Fred Goldman, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Equitec Proprietary Markets, LLC,
as of December 31, 2001, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer.



Fred Goldman, Chief Financial Officer



Notary Public


OFFICIAL SEAL
LINDA M DARLING
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES:04/30/02

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Operations.
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Member's Equity.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) Independent Auditors' Supplementary Report on Internal Control.
- [ ] (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- [ ] (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Equitec Proprietary Markets, LLC

Statement of Financial Condition

December 31, 2001

Assets	
Securities owned	$419,675,282
Receivable from clearing broker	14,791,675
Other assets	258,378
	$434,725,335
Liabilities and member's equity	
Securities sold, not yet purchased	$422,815,924
Accrued expenses and other liabilities	446,715
	423,262,639
Member's equity	11,462,696
Total liabilities and member's equity	$434,725,335

See notes to financial statements.

Equitec Proprietary Markets, LLC

Statement of Operations

Period from June 1, 2001 (commencement of operations) through December 31, 2001

Revenues	
Net trading revenue	$ 9,680,387
Interest and dividend income	12,039,440
Total revenues	21,719,827
Interest and dividend expense	10,824,850
Net revenues	10,894,977
Expenses	
Compensation and benefits	8,873,936
Exchange, clearing, and brokerage fees	5,094,841
Office expenses	2,029,537
Exchange seat rental	1,461,989
Professional fees	314,450
Marketing	236,807
Other operating expenses	611,883
Total expenses	18,623,443
Net loss	$(7,728,466)

See notes to financial statements.